Arcelor Mittal signs Agreement to develop iron ore mining in Senegal

Rotterdam/Luxembourg, February 23, 2007 – Arcelor Mittal, the world’s largest and most global steel company, today announces that it has signed various Agreements with the State of Senegal in West Africa to develop iron ore mining in the Faleme region of South East Senegal.

The project is expected to entail an investment of approximately $ 2.2 billion. The total estimated reserves are approximately 750m tonnes, located in 4 locations in the Faleme region and comprising both haemetite and magnetite deposits.

The project is an integrated mining project and will encompass the development of the mine, the building of a new port near Dakar and the development of approximately 750 km of rail infrastructure to link the mine with the port.

The mine is expected to commence production in 2011. The project will be developed in phases to achieve an annual production capacity of between 15 million 25 million tonnes per year at peak operations. The Company will also consider selective investments in the downstream steel facilities.

The agreements will become effective upon fulfillment of certain conditions precedent by the State of Senegal.

The Company has also pledged its support to the community and the people of Senegal as part of its commitment to Corporate Social Responsibility in the countries in which it operates.

Commenting, Mr.Lakshmi N. Mittal, President and CEO, Arcelor Mittal said:

“We are delighted at having signed the binding agreements with the State of Senegal in Dakar yesterday and are now looking forward to moving forward with this important project. Once completed, the Faleme project will prove to be an important and competitive source of iron ore supplies for our European plants

“This project is an important step in our strategy of creating West Africa as a mining hub for iron ore supplies to our steel plants around the world. We are confident Senegal will prove to be a strategic location to extend our existing footprint in the promising West African markets.”

About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first nine months of 2006 show combined revenues of USD 65.4 billions, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.

Arcelor Mittal is currently listed under the legal entity Mittal Steel NV on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Forward-Looking Statements

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